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                                                      Filed by Merck & Co., Inc.
                           pursuant to Rule 425 under the Securities Act of 1933

                                     Subject company: Rosetta Inpharmatics, Inc.
                                                  Commission File No.: 000-30977
AGILENT
Press Contact:  Doug Forsyth
                (650) 485-5603

MERCK:
Press Contact:  Gwen Fisher                    Investor Contact:  Laura Jordan
                (908) 423-6154                                    (908) 423-5185


  AGILENT TECHNOLOGIES AND MERCK TO CONTINUE ALLIANCE FOR DEVELOPMENT OF GENE
                         EXPRESSION ANALYSIS SOLUTIONS

PALO ALTO, CALIF., AND WHITEHOUSE STATION, N.J., May 14, 2001 -- Agilent Technologies, Inc. (NYSE: A) and Merck & Co., Inc. (NYSE: MRK) today affirm that they plan to continue the strategic alliance begun in 1999 between Agilent and Rosetta Inpharmatics, an informational genomics company based in Kirkland, Wash., to develop technologies for gene expression research. Merck and Agilent plan to continue the alliance upon completion of Merck's acquisition of Rosetta. On May 11, Merck and Rosetta announced their definitive agreement under which Merck will acquire Rosetta. The acquisition is subject to standard closing conditions, and the two companies expect to complete the acquisition in the third quarter of 2001.

         Along with Rosetta, Agilent is the exclusive distributor of the Rosetta ResolverTM Expression Data Analysis System, a turnkey, enterprise-wide, gene-expression bioinformatics solution for researchers in the pharmaceutical, biotechnology and agriculture markets. The Agilent/Rosetta alliance uses inkjet deposition technology. In addition, Rosetta is a major purchaser of Agilent DNA microarrays.

         "We look forward to working with Merck on continuing development of the Rosetta Resolver System, a leading platform for bioinformatics research," said Bill Buffington, vice president and general manager of Agilent's Life Sciences Business Unit. "Our customer base
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continues to grow and Rosetta Resolver leads the industry in enterprise-scale performance. We also look forward to working with Merck on the enhancement of inkjet deposition technology and in servicing Merck as a customer of Agilent DNA microarrays."

         "Merck is enthusiastic about the tools developed by Rosetta and our interaction with Agilent," said Bennett Shapiro, M.D., executive vice president of worldwide licensing and external research, Merck Research Laboratories. "Our company will continue the activities related to the Rosetta Resolver business and the key inkjet array technology. Moreover, we look forward to obtaining DNA microarrays from Agilent and utilizing such technologies for drug discovery."

         "The collaboration between Rosetta and Agilent has produced what I believe is one of the industry's most technologically advanced and robust gene expression platforms," said Stephen Friend, M.D., Ph.D., president and chief scientific officer of Rosetta Inpharmatics, Inc.

         Following Merck's acquisition of Rosetta, Agilent (along with Rosetta) will continue to be the exclusive distributor of the Rosetta Resolver Expression Data Analysis System. Rosetta will be run as a wholly owned Merck subsidiary and will continue to operate under the name Rosetta Inpharmatics, Inc.

ABOUT AGILENT TECHNOLOGIES
         Agilent Technologies, Inc. is a diversified technology company with approximately 47,000 employees serving customers in more than 120 countries. Agilent is a global leader in designing and manufacturing test, measurement and monitoring instruments, systems and solutions, and semiconductor and optical components. In fiscal year 2000, Agilent had net revenue of $10.8 billion. The company serves markets that include communications, electronics, life sciences and healthcare. Information about Agilent Technologies can be found on the Web at www.agilent.com.
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ABOUT MERCK
         Merck & Co., Inc. is a leading research-driven pharmaceutical products and services company. Merck discovers, develops, manufactures and markets a broad range of innovative products to improve human and animal health, directly and through its joint ventures. Merck-Medco manages pharmacy benefits for employers, insurers and other plan sponsors, encouraging the appropriate use of medicines and providing disease management programs. Through these complementary capabilities, Merck works to improve quality of life and contain overall health-care costs. For more information about Merck, visit www.merck.com.

         This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the transaction to close due to the failure to obtain regulatory or other approvals; failure of the Rosetta stockholders to approve the transaction; the risk that the Rosetta business will not be integrated successfully into Merck and unanticipated costs of such integration; and failure to successfully manage relationships with customers, suppliers and strategic partners during the pendency of and following the transaction. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements in this document should be evaluated together with the many uncertainties that affect Merck's, Rosetta's and Agilent's businesses, particularly those mentioned in the cautionary statements in Item 1 of each company's Form 10-K for the year ended Dec. 31, 2000, and in each company's periodic reports on Form 10-Q and Form 8-K (if any) which we incorporate by reference.

         Rosetta and Merck will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents and other filings by Rosetta and Merck with the SEC at www.sec.gov. In addition, you may obtain the documents filed with the SEC by Merck in connection with this transaction (including other documents incorporated into these
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filings) free of charge by requesting them in writing from Public Affairs
Information Resources Center, Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ, 08889, and you may obtain documents filed with the SEC by Rosetta in connection with this transaction free of charge by requesting them in writing from Rosetta Investor Relations, 12040 115th Avenue NE, Kirkland, WA 98034.

         Rosetta and its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Rosetta's stockholders in connection with the merger. Information about the directors and executive officers of Rosetta is set forth in Rosetta's proxy statement for its 2001 annual meeting of stockholders. This document is available free of charge at the SEC web site at www.sec.gov and from Rosetta as described above.

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